FOR IMMEDIATE RELEASE

Tweeter Home Entertainment Group Names Joe McGuire as President and Chief Executive Officer

CANTON, MA, July 28, 2005 –Tweeter Home Entertainment Group, Inc. (NASDAQ: TWTR) today announced that its Board of Directors have named Joe McGuire as President and Chief Executive Officer. Mr. McGuire has been serving in the capacity of Interim CEO since March 15, 2005.

Sandy Bloomberg, Founder and Chairman of the Board, said “During this interim period, I have had the chance to spend a great deal of time with Joe as we partnered in driving a number of initiatives forward. Joe has an excellent grasp of our founding values and the core qualities that we need to possess in order to create an extraordinary service experience for the consumer. I have felt a new positive energy here at Tweeter over the past few months as I have had the opportunity to re-engage in our business. I am quite impressed with Joe’s leadership skills and am thrilled that we have chosen him to run our company. I have every confidence that he will lead us to a new level of success.”

Joe McGuire, President and Chief Executive Officer, said, “I am honored to be selected as Tweeter’s new CEO. Collectively, the management team and I are very excited about our business strategy, and our progress in the company’s repositioning efforts. I am grateful for the support that the Board of Directors has demonstrated for me and for our strategy. ”

Tweeter Home Entertainment Group, Inc. (Nasdaq: TWTR) was founded in 1972 by current Chairman Sandy Bloomberg. Based in Canton, Massachusetts, the company is a national specialty consumer electronics retailer providing home and mobile entertainment solutions.

The company’s fiscal 2004 revenues were $778 million. Tweeter has been named a “Consumer Electronics Retailer of the Year” by Audio-Video International every year since 1979. Tweeter Home Entertainment Group, Inc. now operates 160 stores under the Tweeter, hifi buys, Sound Advice, Showcase Home Entertainment and Hillcrest High Fidelity names in the New England, Las Vegas, Texas, Southern California, Mid-Atlantic, Chicago, Southeast, Florida and Phoenix markets. The company employs more than 3,400 associates.

Further information on the Tweeter Home Entertainment Group can be found on the company’s web sites at www.twtr.com and www.tweeter.com.

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For further information, contact Kate MacKinnon at 781 830 3324, fax 781 830 3223 or email at
kmackinnon@twtr.com.

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Certain statements contained in this press release, including, without limitation, statements containing the words “expects,” “anticipates,” “believes,” “plans,” and words of similar import, constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements and projections are subject to various risks and uncertainties, including risks associated with management of growth, the risks of economic downturns generally, and in Tweeter’s industry specifically, the risks associated with competitive pricing pressure and seasonal fluctuations, the risks associated with the potential failure by Tweeter to anticipate and react to changes in consumer demand and preferences, Tweeter’s dependence on key personnel, the risks associated with obtaining financing for our business model, and those risks referred to in Tweeter’s Annual Report on Form 10-K filed on December 14, 2004 (copies of which may be accessed through the SEC’s web site at http://www.sec.gov), that could cause actual future results and events to differ materially from those currently anticipated. Readers are cautioned not to place undue reliance on these forward-looking statements and financial projections.